UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.)*

Shutterfly, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

82568P304
(CUSIP Number)

Mario Cibelli c/o Marathon Partners Equity Management, LLC 6 East 43rd Street, 23rd Floor New York, NY 10017-4651 (212) 490-0399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

6/26/2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82568P304

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marathon Partners Equity Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[__]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,950,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,950,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,950,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.06%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	82568P304

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario Cibelli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[__]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

4,800

8.	SHARED VOTING POWER

1,950,000

9.	SOLE DISPOSITIVE POWER

4,800

10.	SHARED DISPOSITIVE POWER	[_]

1,950,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,954,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	82568P304

Item 1.	Security and Issuer.

The name of the issuer is Shutterfly, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's offices is 2800 Bridge Parkway, Redwood City, California.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

Item 2.	Identity and Background.

(a, f)           This Schedule 13D is being filed jointly by Marathon Partners Equity Management, LLC and Mario Cibelli (collectively, the "Reporting Persons").  Marathon Partners Equity Management, LLC beneficially owns 5.06% of the Shares and Mario Cibelli beneficially owns 5.07% of the Shares.  Mario Cibelli beneficially owned greater than 5% of the Shares as of June 26, 2014 and Marathon Partners Equity Management, LLC beneficially owned greater than 5% of the Shares as of July 1, 2014.

(b)           The principal business address of the Reporting Persons is 6 East 43rd Street, 23rd Floor, New York, NY 10017-4651.

(c)           Mario Cibelli is the managing member of Marathon Partners Equity Management, LLC, an investment management firm that serves as the investment adviser to certain private investment funds.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, Marathon Partners Equity Management, LLC and Mario Cibelli each beneficially own 1,950,000 Shares held by one or more private investment funds managed by Marathon Partners Equity Management, LLC (the "Funds") and Mario Cibelli beneficially owns 4,800 Shares held in his personal accounts and in the accounts of his family members.  The Shares owned directly by Mr. Cibelli were acquired with personal funds.  The funds for the purchase of the Shares held by the Funds came from the working capital of the advisory clients over which the Reporting Persons exercise investment discretion and no borrowed funds were used to purchase the Shares other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a-e)              As of the date hereof, Marathon Partners Equity Management, LLC may be deemed to be the beneficial owner of 1,950,000 Shares (5.06%) of the Issuer and Mario Cibelli may be deemed to be the beneficial owner of 1,954,800 Shares (5.07%) of the Issuer, based upon the 38,525,254 Shares outstanding as of May 1, 2014 as reported in the Issuer's 10-Q.

 Marathon Partners Equity Management, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,950,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,950,000 Shares.

Mario Cibelli has the sole power to vote or direct the vote of 4,800 Shares; has the shared power to vote or direct the vote of 1,950,000 Shares; has the sole power to dispose or direct the disposition of 4,800 Shares; and has the shared power to dispose or direct the disposition of 1,950,000 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have purchased call option contracts relating to the Common Stock with an expiration date of January 17, 2015 that give the Reporting Persons the right to purchase 225,000 Shares at a strike price of $40.00 and the Reporting Persons have purchased call option contracts relating to the Common Stock with an expiration date of December 20, 2014 that give the Reporting Persons the right to purchase 35,000 Shares at a strike price of $45.00.

Except as otherwise disclosed in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	Schedule of Transactions in the Shares of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/8/2014
(Date)

Marathon Partners Equity Management, LLC

/s/ Mario D. Cibelli
By: Mario D. Cibelli Title: Managing Member

/s/ Mario D. Cibelli

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

The undersigned agree that this Schedule 13D dated 7/8/2014, relating to the Common Stock, par value $0.0001 per share of Shutterfly, Inc. shall be filed on behalf of the undersigned.

7/8/2014
(Date)

Marathon Partners Equity Management, LLC

/s/ Mario D. Cibelli
By: Mario D. Cibelli Title: Managing Member

/s/ Mario D. Cibelli

Exhibit B

Transactions in Call Options by the Reporting Persons during the past 60 Days

Date of Transaction	Number of Call Options Purchased	Price Per Share
6/6/2014	100	5.75
6/10/2014	700	6.07
6/11/2014	100	5.91
6/12/2014	50	5.90
6/13/2014	50	5.60
6/16/2014	150	6.59
6/19/2014	151	7.22
6/20/2014	200	6.75
6/24/2014	200	3.63
6/24/2014	299	6.60
6/25/2014	200	6.47
6/26/2014	150	6.39
6/26/2014	100	3.60
7/1/2014	100	7.41
7/1/2014	50	4.20

Transactions in Common Stock, par value 0.0001 per share, by the Reporting Persons during the past 60 Days

Date of Transaction	Number of Shares Purchased	Price Per Share
5/7/2014	25,000	37.55
5/8/2014	20,000	37.43
5/9/2014	12,500	37.04
5/9/2014	12,500	36.95
5/12/2014	5,000	37.98
7/1/2014	10,000	43.75

SK 03366 0001 1489377